EXHIBIT 99.1



                              FOR immediate RELEASE


Contacts:
Investors:  (U.S.)          Investors:  (Europe)              Media:
Jack Howarth                Emer Reynolds                     Sunny Uberoi
Ph:  212-407-5740           Ph:      353-1-709-4000           Ph:  212-994-8206
     800-252-3526                    00800 28352600                800-252-3526


                   ELAN TO FILE FOR EXTENSION OF TIME TO FILE
                           ANNUAL REPORT ON FORM 20-F

Dublin, Ireland, June 26, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it intends to file with the Securities and Exchange Commission ("SEC") a Form 12b-25 to extend to July 15, 2003, the filing date for Elan's Annual Report on Form 20-F for fiscal 2002. The delay in filing is the result of current discussions among Elan and the Office of Chief Accountant and the Division of Corporation Finance of the SEC regarding the appropriate accounting treatment, under U.S. Generally Accepted Accounting Principals, for Elan's qualifying special purpose entities, Elan Pharmaceutical Investments, Ltd. ("EPIL I"), Elan Pharmaceutical Investments II, Ltd. ("EPIL II") and Elan Pharmaceutical Investments III, Ltd. ("EPIL III").

The delay in filing the 2002 Form 20-F may cause a technical default under certain of Elan's debt covenants that require it to provide audited consolidated financial statements to the holders of the EPIL II and EPIL III notes and Elan's 7 1/4% Senior Notes.

G. Kelly Martin, President and Chief Executive Officer, said, "Elan is fully cooperating with the SEC and is pursuing all available options for quickly resolving the SEC discussions and for addressing the impact of those discussions on Elan's outstanding debt." Mr. Martin continued, "At Elan, we are dedicated to continuing our efforts to deliver life-changing solutions that enable people to live healthier, longer lives. As one of the world's leading companies in research and development for Alzheimer's disease, multiple sclerosis, Crohn's disease and severe pain therapeutics, we take seriously our commitment to meet the needs of patients and their families.


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Elan to File for Extension of Time to File Annual Report on Form 20-F
Page 2


With such obligations to the world community at large, as well as our obligations to our shareholders and employees, we remain highly focused on reaching resolution with the SEC in a timely manner."

Absent Elan curing the technical defaults under its debt covenants by filing with the SEC its 2002 Form 20-F or absent receiving waivers from the applicable noteholders, these defaults would become events of default on July 30, 2003 under the EPIL II and EPIL III notes and on September 14, 2003 under the Senior Notes, which could result in the requisite holders of those notes declaring the applicable debt to become immediately due and payable. In the event that the requisite holders of the EPIL II notes, the EPIL III notes or the Senior Notes determined to accelerate their debt in light of the technical nature of the default, such acceleration would trigger the cross-acceleration provisions of all of Elan's other outstanding indebtedness, including its Liquid Yield Option(TM) Notes. Elan would not be able to satisfy the acceleration of a significant amount of its outstanding debt.

The proper accounting treatment for EPIL I, EPIL II and EPIL III is also part of the previously announced investigation by the Enforcement Division of the SEC. No assurance can be given as to any issues that may arise as a result of that investigation.

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome and timing of Elan's current discussions with the Office of Chief Accountant and the Division of Corporation Finance of the SEC and the impact those discussions might have on Elan's financial statements previously filed with the SEC and on Elan's previously announced financial results, including a restatement of those financial statements; the ability of Elan to complete its audited consolidate financial statements and to file with the SEC its 2002 Annual Report on Form 20-F on a timely basis and the impact that any delay may have on certain of Elan's indebtedness; the ability of Elan to obtain from the holders of certain of its


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Elan to File for Extension of Time to File Annual Report on Form 20-F
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indebtedness waivers relating to any covenant defaults that may result from
Elan's inability to timely complete its audited consolidated financial statements and to timely file with the SEC its 2002 Form 20-F and the actions that those holders might take in response to that inability; and the outcome of the ongoing SEC investigation and shareholder litigation and the impact that Elan's current discussions with the SEC might have on the litigation. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.